Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

September 30, 2015

Credit Suisse
11 Madison Avenue
New York, New York 10010

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
1 Year 16.00% per annum Autocallable Reverse Convertible Securities due September 30, 2016	September 25, 2015	F180
Dual Directional Capped Knock-Out Notes due April 5, 2017	September 25, 2015	J493
Digital Buffered Notes due March 29, 2018	September 25, 2015	K557
Digital Buffered Notes due April 1, 2019	September 28, 2015	K558
Absolute Return Barrier Securities due September 30, 2020	September 25, 2015	T611
Autocallable Securities due September 29, 2017	September 25, 2015	T612
Accelerated Barrier Notes due September 30, 2020	September 25, 2015	T613
Accelerated Barrier Notes due September 30, 2019	September 25, 2015	T614
Trigger Performance Securities	September 25, 2015	T618
Trigger Performance Securities	September 25, 2015	T619

Trigger Step Performance Securities	September 25, 2015	T620
Accelerated Barrier Notes due March 28, 2019	September 25, 2015	T622
10.00% per annum Contingent Coupon Callable Yield Notes due September 30, 2025	September 25, 2015	U1330
9.00% per annum Contingent Coupon Callable Yield Notes due September 30, 2025	September 25, 2015	U1331
Fixed to Floating Rate Securities due 2030	September 25, 2015	U1333
6.40% per annum Contingent Coupon Autocallable Yield Notes due September 30, 2025	September 25, 2015	U1334
7.85% 7.5 Year Callable Daily Range Accrual Securities due March 30, 2023	September 25, 2015	U1335
8.10% 15 Year Callable Daily Range Accrual Securities due September 30, 2030	September 25, 2015	U1341
Fixed to Floating Rate Securities due 2030	September 25, 2015	U1346
7.45% per annum Contingent Coupon Callable Yield Notes due September 30, 2022	September 28, 2015	U1352

Trigger Phoenix Autocallable Optimization Securities	September 28, 2015	U1353ABC
8.65% per annum Contingent Coupon Callable Yield Notes due October 2, 2018	September 29, 2015	U1358